UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

YOTTA GLOBAL, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10658

Georgia	47-5474718
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11555 Medlock Bridge Rd. Suite 100 Johns Creek, GA	30097
(Address of principal executive offices)	(Zip Code)

800-201-2664

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Yotta Global, Inc.”, “Yotta”, “we,” “us,” “our,” or the “company” mean Yotta Global, Inc..

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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OUR BUSINESS

We were initially formed as TMPOS, LLC under the laws of the State of Georgia on October 26, 2015. We were reorganized as TMPOS, Inc. on November 29, 2016. On January 14, 2022, TMPOS, Inc. filed Certificate of Amendment to its Certificate of Amendment and Restatement (the “Charter”) reflecting its corporate name change to “Yotta Global, Inc.”, effective on January 17, 2022. In addition, on January 28, 2022, TMPOS, Inc. revised its Amended and Restated Bylaws (the “Bylaws”) to reflect its corporate name change to “Yotta Global, Inc.”Our principal executive office is located at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097, and our telephone number is -1-800-201-2664. Our website is YottaCRM.com/YottaFleaMarket.com.

YottaCRM allows you to have your own smart cloud assistant for free. Contact, invoice, SMS, bookkeeping, property management and product management are free. Yotta Flea Market is a platform that provides on/off connection to the flea market, which enables users to manage and trade products used in homes and companies, so that anyone can use it conveniently. Yotta Realty allows you to manage your residential, business and commercial buildings for free, as well as connect and advertise online. YottaCRM is smart CRM platform for professionals jobs. YottaCRM is designed for the role of an web, app based assistant to a serving customers with professional knowledge. As an integrated platform that reduces cost and time and emphasizes economical and efficiency, YottaCRM will continue to grow as an integrated platform for professionals working for clients in various specialized fields. As a listed company, we will continue to grow the company through the harmony of public interest and pursuit of profit through the platform.

Sales & Marketing

The effectiveness of the promotion for free is more than expected. With YottaCRM in 2021, the supply of a new brand and free strategy platform is confirming its growth rate differently every day. Through SMS services such as Google Ad, a lot of traffic is being formed on the site every day, more than 200%. In addition, it is currently creating the Yotta Flea Market in Georgia and California, both online and offline. This is expected to create not only direct retail sales, but also franchise and online loyal customers and vendors.

THE COMPANY’S PROPERTY

The Company currently leases its main office at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097. This location is the Company’s headquarters and also research and development center.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2021

Under the Yotta Flea Market brand, both online and physical stores have been opened in Georgia and New Jersey, respectively, and anyone can use the offline store along with the online platform. Yotta Flea Market will continue to expand its franchise form throughout the United States, further enhancing the company's revenue based on each royalty.

Yotta CRM allows anyone to use basic functions such as bookkeeping, invoice, and customer management to manage systematic economic activities. Yotta Flea Market is a marketplace for local communities that anyone can use online/offline, and continues to expand globally will do it

Liquidity and Capital Resources – Fiscal Years Ended December 2021

As of December 31, 2021, the Company’s cash on hand was $113 Total assets is $293,775.

 Revenue for the year ended December 31, 2021 was $42,911 compared with nearly $1,264 the year ended December 31, 2020. Net Loss is $73,773.

Plan of Operations

Based on the online platforms YottaCRM.com and YottaFleaMarket.com, we are running two retail stores called Yotta Flea Market in Cumming, GA and North brunswick, NJ as a franchise, and in 2022, CA, NV, VA and TX stores are planned to open, concentrating on sales and management.

We will actively expand into the local community by utilizing the positions of representative stores and sales-related directors in each region. In addition, in January 2022, the company name will be changed from TMPOS, INC to YOTTA GLOBAL, INC to strengthen the brand power of the platform.

Through the company's overall brand and platform restructuring, sales were $1,264 in 2020, but grew to $42,911 in 2021. Although capital is still weak, it is expected to continuously increase cash flow and sales.

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DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Term in Office
Sang Lee	Chief Executive Officer Chief Financial Officer	Indefinite, appointed July 2019

Sang Lee, Chief Executive Officer/CFO/President

Sang Lee, the founder of tmpos, INC, has been with us since 2015 for the company’s growth.

Mr Lee holds an MBA degree and has served as a representative of tax and real estate corporations in New York, with licenses specializing in financial, tax, and real estate fields. He has been developing CRM programs since 2012 on demand, with success and failure. In 2020, he directly developed the current new brands YottaCRM, YottaRealty, YottaFleaMarket, etc. to compensate for the problems that have been made and to start a new one.

He will also expand the platform in connection with the Yotta Flea market globally with the mission of “Save Earth” by linking online and offline starting with GA and NJ.

In 2021, we are successfully attracting and operating two regions, and in 2022, we will further expand manpower and capital to aggressively strengthen our profit model.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner (5)
Common Stock	Sang Lee 11555 Medlock Bridge Rd Suite 100 Johns Creek GA 30097	Founder	35,000,000	84.135%	N/A

Common Stock	ESOLUTIONTG, LLC 3020 Old Atlanta Rd Cumming, GA 30041	Affiliate company	5,000,000	12.019%	N/A

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of December 31, 2021, There is no specific matter due to the company’s re-establishment relationship.

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FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021

YOTTA GLOBAL, INC.

 FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of YOTTA GLOBAL, INC. (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

JOHN KIM CPA, LLC

460 BERGERN BLVD, Suite 224 | PALISADES PARK, NJ 07650 / 201-849-5800

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Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ JOHN KIM CPA, LLC

Palisades Park, NJ 07650

April 21, 2021

JOHN KIM CPA, LLC

460 BERGERN BLVD, Suite 224 | PALISADES PARK, NJ 07650 / 201-849-5800

F-2

YOTTA GLOBAL, INC.

BALANCE SHEETS Year Ended, December 31,

	2020	2021
ASSETS

Current Assets
Cash	$1.264	$113
Total Current Asset	1.264	113

Property & Equipment
Furniture & Fixtures	70,710	161.332
Vehicle	62,500	62,500
Intangible assets	215,020	5,080

Total Property & Equipment	236,960	296,775

Other Assets
Security Deposits	64,750	64,750
Total Other Assets	64,750	64,750

Total Assets	$302,974	$293,775

LIABILITIES & STOCKHOLDERS’ EQUITY

Liabilities
Loan Payable	$1,497,554	$1,547,130
Total Liabilities	1,497,554	1,547,130

Stockholders’ Equity
Common Stock	54,458	54,458
Accumulated Deficit	(1,249,038)	(1,307,813)
Total Stockholders’ Equity	(1,194,580)	(1,253,355)
Total Liabilities and Stockholders’ Equity	$302,974	$293,775

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YOTTA GLOBAL, INC.

INCOME STATEMENT

	2020	2021

Revenue
Miscellaneous Income	$1,264	$42,911
Total Revenue	1,264	42,911

Expenses
Rent	$29,040	$15,539
Payroll	-	12,280
Depreciation	29,996	19,850
Legal Fee	-	6,447
Interior Design	-	18,050
Payroll	-	12,280
Contracted Service	-	26,357
Telecommunication	-	829
Storage/Office Expense	-	7,656
Meals	-	267
Amortization	-	544
Trip Expense	-	877
Advertising & Promotion	-	7,988
Total Expenses	59,036	116,684
Net (Loss)	$(57,772)	$(73,773)

F-4

YOTTA GLOBAL, INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2021

	2020	2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$(57,772)	$(73,773)

Depreciation	29,996	20,394

Net Cash (Used) in Operations	(27,776)	(53,379)

CASH FLOWS FROM FINANCING ACTIVITIES

Loan Proceeds	29,070	52,228

Net Cash Provided by Financing	29,070	52,228

Net Increae (Decrease) in Cash	1,294	(1,151)

Cash - Beginning of the Year	-	1,264

Cash - End of the Year	$1,294	$113

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YOTTA GLOBAL, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

TMPOS, INC. (the “Company”) was incorporated on Feb, 2015 as TMPOS, LLC under the laws of the State of Georgia. The Company changed its name to TMPOS, INC. on Feb, 2016. On January 14, 2022, TMPOS, Inc. filed Certificate of Amendment to its Certificate of Amendment and Restatement (the “Charter”) reflecting its corporate name change to “Yotta Global, Inc.”, effective on January 17, 2022. In addition, on January 28, 2022, TMPOS, Inc. revised its Amended and Restated Bylaws (the “Bylaws”) to reflect its corporate name change to “Yotta Global, Inc.”The Company developed software for CRM services. The Company is headquartered in Johns Creek, Georgia.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $73,773 for the years ended December 31, 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021. As of December 31, 2021, the Company had an accumulated deficit of $1,307,813, current liabilities and stock holder’s equity is $293,775. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

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YOTTA GLOBAL, INC.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

The carrying values of the Company’s assets and liabilities approximate their fair values

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOTTA GLOBAL, INC.

By:	/s/ Sang Lee
Sang Lee, Chief Executive Officer, Chief Financial Officer, Chairman/Sole Director
YOTTA GLOBAL, INC.
Date: April 20, 2022

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